Amendment to February 5, 2020 Agreement

This Amendment is made and entered into as of December   19    , 2024 (the “Effective Date”) by and among Bankwell Financial Group, Inc., a Connecticut corporation, (the “Company”) and Lawrence B. Seidman, an individual (“Seidman”).

Whereas the Company and Seidman entered into an Agreement on February 5, 2020 concerning Seidman’s ownership of the Company’s outstanding common stock and Seidman’s addition to the Company’s Board of Directors and the Company’s banking subsidiary Bankwell Bank (the “Bank”).

Whereas the Company and Seidman desire to amend Section 8 “Acquisition of Shares” of the Agreement as follows:

Section 8 is hereby amended to change the 9.9% to 14.99% as follows:

8. Acquisition of Shares.  Notwithstanding anything herein or in any separate agreement between the Company and Seidman or his Affiliates (including without limitation the Funds) to the contrary, it is agreed that they may purchase up to 14.99% of the Company’s fully diluted outstanding Common Stock provided, however, that in no event, including without limitation the Company’s and/or its closing stock price, shall Seidman and his Affiliates (including without limitation the Funds) directly or indirectly acquire any securities of the Company that would, upon acquisition or conversion of such securities, result in the ownership or control of more than 14.99% of the Company’s fully diluted outstanding Common Stock.
Notwithstanding anything herein or in any separate agreement between the Company and Seidman or his Affiliates (including without limitation the Funds) to the contrary, it is agreed that they may purchase up to 14.99% of the Company's fully diluted outstanding common stock.
No other Section of the Agreement is modified by this Amendment and shall remain in full force and effect.
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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the Effective Date.

BANKWELL FINANCIAL GROUP, INC.

By: s/Blake Drexler
Name:  Blake Drexler
Title:  Chairman

s/Lawrence Seidman
Lawrence B. Seidman